REXAM

04 MAR 23 AM 7:21

Office of International Finance
Mail Stop 3-4
Securities & Exchange Commission
450 5th Street NW
Washington DC 20549
USA

DIRECT
TEL 020 7227 4132
FAX 020 7227 4139

SUPPL

15 March 2004

04010839

FILE NO. 82-3

Dear Sirs

Rexam PLC

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of Rexam PLC, File number 82-3.

Yours faithfully

Jennifer Smith

Jennifer Smith
Assistant Company Secretary

PROCESSED
MAR 25 2004
THOMSON
FINANCIAL

dlw 3/25

REXAM PLC
4 MILLBANK
LONDON SW1P 3XR

FILE 82-3

REXAM 04 MAR 23 AM 7:21 PRESS RELEASE

Rexam to divest four thin wall plastic plants

Rexam, the leading global consumer packaging company, announces that it has reached agreement to divest four of its European thin wall plastic operations to RPC Group Plc, the UK based plastic packaging manufacturer. The cash consideration is £16.2m, including borrowings assumed, after adjustments for working capital.

The proceeds will be used to pay down borrowings.

The operations, which supply injection moulded and solid phase pressure formed tubs and lids to the spreads and dairy industries, are in Hereford in the UK, Troyes in France, Antwerp in Belgium and Aš in the Czech Republic. The divestment of the Aš plant is subject to certain regulatory approvals. In 2003, the four operations had a combined EBIT of £1.5m on sales of £40m.

The PET bottle plant in Aš is not included in the sale.

The disposal will allow Rexam to concentrate its plastic containers business on proprietary rotary thermoforming (RTF) technologies and refillable PET/PEN bottles and to focus further on high growth markets in specific geographical areas.

15 March 2004

Enquiries

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